[redacted]

11022012

ES
E COMMISSION
20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 30 2011
Washington, DC
110

SEC FILE NUMBER
8-35791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/10 (MM/DD/YY) AND ENDING 01/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WealthStone Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Horizons Drive
(No. and Street)

Columbus	Ohio	43220
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas Sheffield 614-267-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Sheffield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WealthStone Equities, Inc., as of January 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

JULIE ANN MERCER
Notary Public, State of Ohio
My Commission Expires 07-31-2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEALTHSTONE EQUITIES, INC.

JANUARY 31, 2011

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDERS
WEALTHSTONE EQUITIES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of WealthStone Equities, Inc. (the Company) as of January 31, 2011, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WealthStone Equities, Inc. as of January 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services

March 23, 2011
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2011

ASSETS		
CASH AND CASH EQUIVALENTS	$	35,343
COMMISSIONS RECEIVABLE		10,971
INTERCOMPANY RECEIVABLE		8,812
MARKETABLE SECURITIES OWNED, AT FAIR VALUE		48,960
	$	104,086
LIABILITY		
DEFERRED TAX LIABILITY	$	5,134
SHAREHOLDERS' EQUITY		
COMMON STOCK No par value 750 shares authorized 200 shares issued and outstanding		500
ADDITIONAL PAID-IN CAPITAL		27,000
RETAINED EARNINGS		71,452
		98,952
	$	104,086

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED JANUARY 31, 2011

REVENUE		
Commissions - Insurance		$ 172,078
Commissions - Securities		76,420
Commissions - Syndication fees		1,200
Interest income		48
Gain - Marketable securities		12,980
		262,726
EXPENSES		
Administrative fees		219,850
Professional fees		14,274
Dealer in intangibles tax		1,044
Other expense		1,097
		236,265
INCOME BEFORE INCOME TAXES		26,461
PROVISION FOR INCOME TAXES		
Current	$ 800	
Deferred	3,100	3,900
NET INCOME		$ 22,561

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JANUARY 31, 2011

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE – FEBRUARY 1, 2010	$ 500	$ 27,000	$ 48,891	$ 76,391
NET INCOME			22,561	22,561
BALANCE – JANUARY 31, 2011	$ 500	$ 27,000	$ 71,452	$ 98,952

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED JANUARY 31, 2011

CASH FLOWS PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 22,561
Adjustments to reconcile net income to net cash provided from operating activities	
Deferred taxes	3,100
Increase (decrease) in cash from changes in operating activities	
Commissions receivable	(7,782)
Intercompany receivable	800
Marketable securities owned	(12,980)
Accounts payable	(150)
Net cash provided from operating activities	5,549
NET INCREASE IN CASH AND CASH EQUIVALENTS	5,549
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	29,794
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 35,343

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

WealthStone Equities, Inc. (the Company) is an affiliate of WealthStone, Inc. (WSI) and is incorporated in the State of Ohio.

The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is registered to do business in the State of Ohio, seven other states, and the District of Columbia. The Company engages in private placements, which are not marketable securities and the sale of annuities and life insurance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents. Included in cash and cash equivalents at January 31, 2011, are cash and money market funds.

The Company maintains cash balances in financial institutions that, at times, exceed amounts covered by insurance provided by the Federal Deposit Insurance Corporation (FDIC). The Company believes that there is no significant risk with respect to these deposits.

Marketable Securities Owned

Marketable securities are carried at quoted market values with unrealized gains and losses reported in operations in the year in which they occur.

Receivables and Credit Policies

Receivables are uncollateralized broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of amounts that are not believed to be collectible. In the opinion of management, at January 31, 2011, all receivables were considered collectible and no allowance was necessary.

Commissions

Commission income, commission expense, and related clearing expenses are recorded on a settlement date basis as transactions occur, which approximates trade date.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company and WSI file a consolidated tax return. It is the Company's practice to record its income tax provision as if it were filing on a stand alone basis. An amount equal to the Company's income tax provision (credit) is paid to or received from WSI. During the year ended January 31, 2011, the Company recorded income tax payable in the amount of $800 to WSI related to the recognition of the Company's taxable income in the consolidated tax return.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of and during the year ended January 31, 2011, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2007.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities for which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTES TO THE FINANCIAL STATEMENTS

3. ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

In accordance with GAAP, the Company discloses fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The various inputs that may be used to determine the fair value of the Company's assets are summarized in three broad levels:

Level 1 Quoted prices in active markets for identical securities
Level 2 Other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)
Level 3 Significant unobservable inputs (including the Company's own assumptions used to determine value)

Generally, the Company utilizes quoted market prices and other relevant information generated by market transactions to measure fair value when available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques. In certain cases, the Company may be required to make judgments about assumptions that market participants would use in estimating the fair value of financial instruments (Level 3 valuations).

Assets measured at fair value comprise the following at January 31, 2011:

Description	Level 1	Level 2	Level 3
Common Stock - NASDAQ OMX Group, Inc.	$ 48,960	$	$

The Company did not hold any Level 3 assets during the year.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At January 31, 2011, the Company had net capital of $68,491, which was $63,491 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At January 31, 2011, the ratio was 0 to 1.

NOTES TO THE FINANCIAL STATEMENTS

5. EXEMPTION FROM RULE 15c3-3

The Company acts as a broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(i) and (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

6. COMMON STOCK

The Company has issued Class A and Class B common stock, each with no par value. There are 375 shares authorized for each class and 100 shares of each class are outstanding. Class A shares, which are owned by an individual, have voting rights, but no dividend and liquidation rights. Class B shares, which are owned by WSI, have no voting rights, but do have all dividend and liquidation rights.

7. RELATED PARTY TRANSACTIONS

The Company has an agreement with WSI whereby all management, office rent, and utilities are provided by WSI. As such, the Company has no employees but utilizes the resources of WSI. Administrative fees of $219,850 were paid to WSI for the year ended January 31, 2011. At times, the Company advances cash to WSI. As of January 31, 2011, the only outstanding receivable was for income taxes due from WSI in the amount of $8,812.

8. INCOME TAXES

The significant temporary difference that gives rise to the deferred tax liability is the use of the accrual basis of accounting for financial reporting while using cash basis accounting for income tax reporting.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

JANUARY 31, 2011

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JANUARY 31, 2011

NET CAPITAL	
Total shareholders' equity	$ 98,952
Less: Non allowable assets	
Intercompany receivable	(8,812)
Unsecured receivables	(7,955)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES AND MONEY MARKET ACCOUNTS	82,185
Haircut on securities – 2% of money market accounts	(506)
Haircut on securities – 15% of marketable securities	(7,344)
Haircut on undue concentration – 11.25% of undue concentration	(5,844)
NET CAPITAL	$ 68,491
COMPUTATION OF AGGREGATE INDEBTEDNESS – INCLUDED LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 0
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS	$ 0
MINIMUM REQUIRED NET CAPITAL	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$ 63,491
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of January 31, 2011, filed with the Securities and Exchange Commission and the amount included in the above Schedule I computation is not required as there are no audit adjustments.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JANUARY 31, 2011

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) and (k)(1) of the Rule.

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDERS
WEALTHSTONE EQUITIES, INC.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements of WealthStone Equities, Inc. (the Company) as of and for the year ended January 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services

March 23, 2011
Westlake, Ohio

focused.
experienced.
responsive.

WEALTHSTONE EQUITIES, INC.

INDEPENDENT AUDITORS' REPORT

JANUARY 31, 2011

Cohen
Fund Audit Services